

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Thomas Striepe
Chief Financial Officer
SANGUI BIOTECH INTERNATIONAL INC
Bleichenbrücke 9, 20354
Hamburg, Germany

> **Re: SANGUI BIOTECH INTERNATIONAL INC**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **Filed September 30, 2020**
> **File No: 000-29233**

Dear Mr. Striepe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal-Year Ended June 30, 2020

Item 15. Exhibits and Financial Statement Schedules, page 44

1.   We note that you did not provide Section 906 certifications. Please file a full amendment to your Form 10-K that includes the entire filing, as well as currently dated Section 906 certifications and Section 302 certifications from both of your certifying officers. Refer to Item 601 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Nudrat Salik, Staff Accountant, at (202)551-3692) or, Terence O'Brien, Accounting Branch Chief, at (202)551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences